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ANNUAL AUDITED REPORT FORM X-17A-5 /A PART III

SEC FILE NUMBER
8- 67673

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7\1\16 (MM/DD/YY) AND ENDING 6/30/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Colonnade Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kehlenbrink, Lawrence + Pauckner

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
AUG 10 2017
DIVISION OF TRADING & MARKETS

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

COLONNADE SECURITIES LLC

125 South Wacker Drive, Suite 3020
Chicago, IL 60606

Exemption Report

July 20, 2017

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

To Whom It May Concern:

Colonnade Securities LLC claims exemption from SEC Rule 15c3-3 under paragraph(k)(2)(i) for the period from July 1, 2016 through June 30, 2017 because we do not hold customer funds or safekeep securities. Paragraph (k)(2)(i) states: "The provisions of this section shall not be applicable to a broker or dealer: (i) Who carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of (name of the broker or dealer)". Colonnade Securities met the exemption provisions under SEC Rule 15c3-3 paragraph(k)(2)(i) for the period July 1, 2016 through June 30, 2017, without exception.

Kindest regards,



Christopher L. Gillock
CEO